

May 7, 2012

Via E-mail
Mr. Timothy J. Donahue
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

>   **Re: Crown Holdings, Inc.**
>   **Form 10-K**
>   **Filed February 29, 2012**
>   **File No. 0-50189**

Dear Mr. Donahue:

We have reviewed your response dated April 30, 2012 and have the following comment.

Please respond to this letter within ten business days, or by advising us when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Provision for Restructuring, page 36

1. We have read your response to comment 1. Based on what you have told us, at the time the September 30, 2011 Form 10-Q was filed, it appeared that management had begun the groundwork to effect a restructuring plan that may have been reasonably expected to materially impact your operating results. In future filings, we caution you to continually analyze when forthright, timely disclosure should be provided pursuant to the SEC's disclosure requirements. That is, the fact that a preliminary restructuring plan had not yet been finalized or approved does not obviate the obligation to comply with such requirements. For example, forewarning disclosure could have included a statement that preliminary plans for possible further restructuring in a certain division had begun, and certain scenarios or outcomes in which material charges could be anticipated could have been presented.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief